Exhibit 99.1

AMARIN REPORTS FOURTH QUARTER AND FULL YEAR 2006 RESULTS

Conference Call at 8.30 a.m. Eastern Standard Time on February 8, 2007

LONDON, United Kingdom, February 8, 2007 - Amarin Corporation plc (NASDAQ: AMRN) (“Amarin” or "Company") today reported financial results for the fourth quarter and full year ended December 31, 2006.

For the fourth quarter of 2006, Amarin reported a net loss of $6.5 million, or $0.07 per share, compared with an adjusted net loss of $5.8 million, or $0.11 per share, in the fourth quarter of 2005. For the year ended December 31, 2006, Amarin reported a net loss of $26.9 million or $0.33 per share, compared with an adjusted net loss of $20.5 million, or $0.44 per share for the year ended December 31, 2005. The increase in net loss for the quarter and for 2006 was primarily due to Amarin’s investment in the two Phase III trials with Miraxion in Huntington’s disease and also the development costs associated with its novel oral formulation of apomorphine for advanced Parkinson’s disease. The net loss for the comparative period ending December 31, 2005 has been adjusted to reflect the adoption of Financial Reporting Standard 20 (“FRS 20”) which became effective on January 1, 2006, as further explained below.

Rick Stewart, Chief Executive Officer of Amarin, commented, “2006 was a year of considerable achievement for Amarin. The on-time recruitment of the Huntington’s disease trials with over 600 patients and its recently announced completion are major milestones for the Company. This could not have been achieved without the dedication of the Huntington Study Group, the European HD Network, the patients involved in the trial, their care-givers and families. We look forward to releasing the top line results in mid second quarter.”

Mr Stewart continued, “Additionally, we made good progress with Miraxion in other indications such as Parkinson’s disease and melancholic depression. We also expanded Amarin’s development pipeline with the acquisition of global rights to a novel oral formulation of apomorphine and made significant progress on its development during the year.”

Key recent and 2006 highlights include:
•	Completion of the treatment phase of the two Phase III trials with Miraxion in Huntington’s disease
•	US patent granted for Miraxion to treat Huntington’s disease
•	Acquisition of global rights to a novel oral formulation of apomorphine
•	Listings obtained on London and Irish stock exchanges
•	Scientific Advisory Board formed
•	Presentation of promising preclinical data on Miraxion at American Academy of Neurology
•	Demonstration of Miraxion mechanism of action in depression
•	Dr. John Climax appointed to the Board as a non-executive director
•	Gross proceeds of $25.0 million raised from equity financings

KEY HIGHLIGHTS

•
Completion of the treatment phase of the US and EU Phase III clinical trials with Miraxion in Huntington’s disease - as announced on February 5, Amarin completed the treatment phase of the two trials, involving more than 600 patients, representing the largest therapeutic programme in HD ever conducted.

•
Patent granted in the United States for Miraxion in Huntington’s disease - October 2006, the United States Patent and Trademark Office granted approval for the patent application covering the use of proprietary ultra-pure ethyl-EPA compound (“Miraxion”) in Huntington’s disease. The patent was approved on October 11, 2006 and will run to 2021.

•
Acquisition of global rights to a novel oral formulation of apomorphine - May 2006, Amarin acquired the global rights to a novel oral formulation of apomorphine for the treatment of “off” episodes in patients with advanced Parkinson’s disease. The objective of this novel oral formulation is to provide rapid absorption of apomorphine directly into the blood stream after sublingual (under the tongue) administration. This novel formulation would offer patients an improved alternative to the currently available injectable formulation of apomorphine.

•
Listings obtained on London and Irish stock exchanges - July 2006, Amarin obtained secondary listings on the AIM market of the London Stock Exchange and the IEX market of the Irish Stock Exchange. ’s primary listing is on the Nasdaq Stock Market.

•
Scientific Advisory Board (“SAB”) formed - May 2006, Amarin’s SAB will serve to counsel Amarin on evaluating new product opportunities, guiding on clinical and regulatory pathways, and advising on the significance of new scientific and clinical results from Amarin’s research programs.

•
Presentation of promising preclinical data at AAN - April 2006, Professor Cai Song, M.D., Ph.D presented two posters of data from two pre-clinical studies of Miraxion at the 58th Annual American Academy of Neurology Conference. The studies demonstrated that Miraxion improved learning and memory, had multiple neuroprotective effects and improved cell viability, thereby slowing neuronal apoptosis (cell death) which is often associated with a number of neurodegenerative disorders such as Alzheimer’s, Parkinson’s and Huntington’s diseases.

•
Demonstration of Miraxion mechanism of action in depression - March 2006, an investigation conducted by Professor MV Bermejo, Department of Pharmaceutics, University of Valencia, Spain reported that pre-clinical data demonstrated that Miraxion may improve stress hormone (such as cortisol) transport through the blood brain barrier.

•
Board Appointment - March 2006, Dr. John Climax was appointed to Amarin’s board as non-executive director. Dr. Climax is a founder and executive chairman of ICON plc and has over 25 years of experience in the pharmaceutical industry.

•	Equity Financing - gross proceeds raised of approximately $25.0 million during 2006.

DEVELOPMENT PIPELINE UPDATE

Huntington’s Disease

Patients, having completed the treatment phase of the two Phase III trials mentioned above, may now switch to an open label study where they will receive Miraxion. Headline data from the trials will be available in mid-second quarter 2007. An earlier Phase III trial identified Huntington’s disease patients with specific genetic characteristics, representing approximately 70% of the patient population, who responded to Miraxion.

Depression

Miraxion has been shown to provide clinical benefits to patients in six separate Phase II trials in a variety of depressive disorders. Further analysis of three Amarin led studies demonstrated a positive response with Miraxion in patients suffering from melancholic depression, one of two subtypes of major depression recognized by the Diagnostic and Statistical Manual of Mental Disorders (DSM-IV), the main diagnostic reference of mental health professionals in the United States (published by the American Psychiatric Association, Washington D.C.).

Amarin intends to conduct an optimally designed Phase II trial specifically in melancholic depression patients taking into account advice obtained from key opinion leaders. The trial design, which will involve biomarker and efficacy endpoints, is near completion and Amarin expects its commencement within the next four months. It is estimated that there are approximately one million patients in the United States suffering from melancholic depression with limited treatment options and that the market opportunity is in the order of $2 billion to $4 billion globally.

Parkinson’s Disease

Further research over the past 18 months into Miraxion’s mechanism of action has expanded our understanding of its potential benefit in treating a number of neurological diseases including Parkinson’s disease. Amarin is now planning to commence a Phase II neuro-imaging study with Miraxion in Parkinson’s disease patients. The study will be conducted at the John Radcliffe hospital in Oxford, England. The study will use functional magnetic resonance imaging techniques to identify both function and activity in the nigrostriatal pathway of Parkinson’s patients taking Miraxion. Amarin is preparing to request regulatory approvals for trial commencement which is expected for the second quarter of this year.

Amarin’s novel sub-lingual formulation of apomorphine for the treatment of “off” periods in advanced Parkinson’s patients completed a proof of concept study last year which demonstrated oral bioavailability of apomorphine. A pharmacokinetic study using several different oral apomorphine formulations was commenced towards the end of 2006. Data from this pharmacokinetic study is currently being evaluated. This trial is intended to identify the differing absorption characteristics from the formulations in order to identify a compound to optimize with a view to commencing a Phase II efficacy study in Parkinson’s patients later this year.

Combinatorial Lipid Programme

Amarin’s novel and proprietary combinatorial lipid technology platform combines bioactive lipids with other lipids or other chemical entities to create new and patentable single chemical entities. By conjugating bioactive lipids with other lipids or existing drugs Amarin is able to develop compounds with potentially unique bioavailability and absorption characteristics in the brain. Two such compounds have entered pre-clinical development for Parkinson’s disease and may report preliminary results later in 2007, with an objective of bringing at least one compound into clinical development in 2008.

FINANCIAL RESULTS

For the quarter ended December 31, 2006, Amarin’s operating loss was $8.2 million, compared with an adjusted operating loss of $5.9 million for the same period in 2005. For the year ended December 31, 2006, Amarin reported an operating loss of $31.2 million, compared with an adjusted operating loss of $20.7 million for 2005. The increase for the quarter and the year is primarily due to higher research and development costs. Please see note 4 to the selected financial data below for discussion on the adoption of FRS 20 regarding the expensing of share-based compensation and its impact on the results for 2006 and 2005.

Research and development costs reflect third party research contract costs, staff costs, preclinical study costs, clinical supplies and the costs of conducting clinical trials. The increase for the fourth quarter and for the year when compared to the comparative periods of 2005 is primarily due to the costs of the two Phase III trials with Miraxion in Huntington’s disease and the development costs associated with our novel oral formulation of apomorphine for advanced Parkinson’s disease.

Selling, general and administrative costs primarily represent Amarin’s general corporate overhead, the Company’s substantial investment in intellectual property and the business and corporate development costs of pursuing its growth strategy, including the costs of evaluating potential in-licensing and acquisition opportunities. Selling, general and administrative costs (excluding amortisation charges, restructuring costs and share-based compensation charges) for the fourth quarter 2006 of $2.9 million increased by $0.3 million when compared to the same period in 2005. For the full year, selling, general and administrative costs of $11.8 million increased by $2.0 million when compared to 2005. The increase for the quarter and the full year was primarily due to increased professional fees and staff costs.

Revenue of $0.4 million and $0.5 million for the fourth quarter and the full year respectively represents payments received from Multicell Inc. Amarin licensed the rights to MCT-125 (formerly LAX-202) to Multicell in 2005. Multicell intends to commence a Phase IIb trial with MCT-125 for the treatment of fatigue in multiple sclerosis in 2007.

Cash Position

At December 31, 2006, Amarin had cash of $36.8 million compared to $33.9 million at December 31, 2005. The increase in cash balances is primarily due to the proceeds raised from financing activities in January, March and October 2006, and license fees received from Multicell less cash outflows during the period.

In January and March 2006, Amarin raised gross proceeds of approximately $2.1 million and $4.2 million respectively. During the quarter, on October 23, 2006, Amarin concluded a registered direct offering of approximately 9.0 million ordinary shares to both new and existing institutional and other accredited investors which raised gross proceeds of $18.7 million. Together these three transactions raised gross proceeds of approximately $25.0 million, including $1.2 million from directors and officers of the company.

Amarin has no debt other than working capital liabilities. Based upon current business activities, we forecast having sufficient cash to fund operations for at least the next 12 months and potentially beyond depending on the outcome of Miraxion’s Phase III trials in Huntington’s disease and/or the partnering activities ongoing with our development pipeline.

At January 31, 2007, Amarin had 90.7 million ordinary shares in issue and options and warrants outstanding to purchase 19.0 million shares.

CONFERENCE CALL

Amarin management will host a conference call to discuss these results at 8:30 a.m., Eastern Standard Time, 1:30 p.m., Greenwich Mean Time, on Thursday, February 8, 2007. To participate in the call, please dial (800) 968 7995 (toll free) in the US or +1 (706) 679 8403 (toll) elsewhere. The conference ID is 7774188. A telephone replay will be available shortly after the conference call through 12:00 Midnight, Eastern Standard Time, on Monday, May 8, 2007, on the link on the company’s website www.amarincorp.com or by dialling (800) 642 1687 (tollfree) in the US or +1 (706) 645 9291 (toll) elsewhere, and entering the access code 7774188. In addition, the call will also be webcast live and a link will be on the company's website at www.amarincorp.com. Information on the company’s website is not part of this press release.

About Amarin
Amarin is committed to improving the lives of patients suffering from diseases of the central nervous system.  Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs.

Amarin has a late-stage drug development pipeline. Miraxion, Amarin’s lead development compound, is in Phase III development for Huntington's disease (“HD”), Phase II development for depressive disorders and is planned to enter Phase IIa development for Parkinson’s disease.  Amarin’s core development pipeline also includes the global rights to a novel oral formulation of apomorphine for treating patients with advanced Parkinson’s disease.

Miraxion for HD is being developed under a Special Protocol Assessment agreed with the United States Food and Drug Administration (“FDA”), has been granted Fast Track designation by the FDA and has received Orphan Drug designation in the US and Europe.

Amarin maintains its primary stock market listing in the United States on the Nasdaq Stock Market (“AMRN”) and secondary listings in the United Kingdom and Ireland on AIM (“AMRN”) and IEX (“H2E”) respectively.

For press releases and other corporate information, visit the Amarin website at http://www.amarincorp.com. Information on our website does not form part of this press release.

Contacts:
Amarin	+44 (0) 207 907 2442
Rick Stewart	Chief Executive Officer
Alan Cooke	Chief Financial Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.	+1 212 838 3777

Kim Golodetz
Anne Marie Fields

Media:
Powerscourt	+44 (0) 207 236 5615
Rory Godson
Victoria Brough

Disclosure Notice:

The information contained in this document is as of February 8, 2007. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the success of Amarin's research and development activities, including the Phase III trials with Miraxion in Huntington's disease; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in UK and US generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including Amarin's ability to integrate its acquisition of Amarin Neuroscience Limited. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Annual Report on Form 20-F for the fiscal year ended December 31, 2005, as amended by Form 20-F/A filed on October 13, 2006, and in its Reports of Foreign Issuer on Form 6-K furnished to the SEC.

Amarin Corporation plc
Period Ended 31 DECEMBER 2006 Selected Data (UK GAAP - UNAUDITED)

	Three months ended 31 Dec		Twelve months ended 31 Dec
	2006	2005	2006	2005
		as restated*		as restated*
	Total	Total	Total	Total
	$’000	$’000	$’000	$’000

Revenue	400	500	500	500

Gross profit	400	500	500	500

Operating expenses:
Research and development	5,051	2,419	16,460	8,313
Selling, general & administrative	2,891	2,584	11,793	9,767
Amortisation of intangible assets	170	169	676	676
Group restructuring	-	652	531	652
Share-based compensation (non-cash)	470	575	2,201	1,840
Operating expenses	8,582	6,399	31,661	21,248

Total research & development	5,206	2,609	17,186	8,920
Total selling, general & administrative	3,376	3,790	14,475	12,328

Total operating expenses	8,582	6,399	31,661	21,248

Operating loss on ordinary activities before interest	(8,182)	(5,899)	(31,161)	(20,748)

Net interest receivable/(payable) and similar credits/(charges)	1,555	(39)	3,442	(497)
Loss before taxes	(6,627)	(5,938)	(27,719)	(21,245)

Income tax credit	128	163	799	698
Net loss for the period	(6,499)	(5,775)	(26,920)	(20,547)

Weighted average shares - basic ('000)	88,326	54,085	82,337	46,590

Loss per share:
Basic	(0.07)	(0.11)	(0.33)	(0.44)

* See note 4

Amarin Corporation plc
Period Ended 31 DECEMBER 2006 Selected Data (UK GAAP - UNAUDITED)

	As at 31 Dec
	2006	2005
	$’000	$’000
1. Selected Balance Sheet Data

Fixed assets
Tangible	282	460
Intangible	8,953	9,627
	9,235	10,087
Current assets
Debtors	2,789	2,766
Cash	36,802	33,907
	39,591	36,673

Creditors - due within one year	(10,756)	(8,000)

Net current assets	28,835	28,673

Creditors - due after one year	(116)	(165)
Provisions for liabilities and charges	(119)	(15)
Net assets	37,835	38,580

Called up share capital	7,990	6,778
Reserves	29,845	31,802

Shareholders' funds	37,835	38,580

2. The selected financial data set out above should be read in conjunction with our 2005 Annual Report on Form 20-F (including risk factors described therein) which is filed with the SEC.

3. Loss per share
Basic loss per share is calculated by dividing the net loss by the weighted average number of shares in issue in the period. The Company reported a net loss in the three months ended December 31, 2005 and 2006. As a result the loss per share is not reduced by dilution from outstanding options and warrants.

4. Share-based compensation
The operating loss includes $2.2 million for the period ended December 31, 2006 ($0.5 million in the quarter) in respect of non-cash compensation expense due to the adoption of Financial Reporting Standard 20, effective January 1, 2006. The corresponding figure for the period ended December 31, 2005 is $1.8 million ($0.6 million for quarter ended December 31, 2005). The charge for the quarter includes a credit of $0.1 million and the corresponding quarter in 2005 includes an additional expense of $0.2 million to reflect the year end finalization of the share based payment calculations. The adoption of FRS 20 has no impact on the net assets of the Company.

5. Intangible fixed assets
At December 31, 2006, Miraxion had an intangible asset carrying value of $9.0 million, a decrease of $0.6 million from $9.6 million at December 31, 2005. The decrease in carrying value arises from amortisation in the year.